U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Helbig                              Leonard                 F.
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   (Last)                           (First)             (Middle)

201 Lincoln Avenue
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                                    (Street)

Cape May Point                        NJ                  08212
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Home Properties of New York, Inc. (HME)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Day/Year

September 25, 2002

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, Par value $.01                                                                     29,481(1)      D
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Series F Cumulative Redeemable                                                                   1,850          D
 Preferred Stock, Par Value $.01
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Option to Purchase  $27.0625 *        *    *    *     *      *        *        *         *                3,500     D
Common Stock
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Option to Purchase  $25.6875 *        *    *    *     *      *        *        *         *                3,500     D
Common Stock
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Option to Purchase  $28.3125 *        *    *    *     *      *        *        *         *                2,700     D
Common Stock
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Option to Purchase  $31.3750 *        *    *    *     *      *        *        *         *                4,720     D
Common Stock
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Option to Purchase  $28.34   *        *    *    *     *      *        *        *         *                7,000     D
Common Stock
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Option to Purchase  $36.03   *        *    *    *     *      *        *        *         *                7,000     D
Common Stock
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Phantom Stock Units 1-for-1  09/25/02 A         31(2)       (3)       (3)      Common    31      $32.42   3,262     D
                                                                               Stock
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Explanation of Responses:

* Previously reported

(1) Includes an additional 880 shares of common stock that are held in the Reporting Person's individual retirement account. Of the 880 shares:
(i) 530 were acquired on May 13, 1997 and were correctly reported on a Form 4 filed on or about June 4, 1997; and (ii)350 shares were acquired on February 13, 1998 for $27.60 per share and should have been but were not reported on Form 5 for the period ending December 31, 1998. The 350 shares were also not included in column 5 of the subsequently filed Forms 4 and 5 and the 530 shares were not included in column 5 of the Form 5 for the period ending December 31, 2000 or on the Forms 4 and 5 filed thereafter.

(2) Represents phantom stock units accrued to the Reporting Person's account in lieu of cash for meeting or quarterly stipend fees pursuant to the Issuer's Deferred Compensation Plan.

(3) The Reporting Person's account will be paid in the form of the Issuer's common stock on or about the 3rd, 5th or 10th anniversary of the deferral depending on the election of the Reporting Person.



/s/ Leonard F. Helbig
by Ann M. McCormick, attorney-in-fact                      September 27,2002
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)
(4) of Regulation S-T.
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